Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Raytech Holding’s unaudited interim condensed consolidated financial statements and related notes included elsewhere in this filing. This discussion and analysis and other parts of this filing contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Raytech Holding’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in the annual report on Form 20-F filed by the Company with the SEC on July 30, 2024 (the “2024 20-F”). You should carefully read the “Risk Factors” section of the 2024 20-F to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Leveraging our expertise in the personal care electrical appliance industry, we aim to promote consumer lifestyles and drive the awareness of personal grooming. Through Raytech Holding’s wholly-owned subsidiary in Hong Kong, Pure Beauty, we principally engage in the sourcing and wholesaling of personal care electrical appliances for international brand owners. We also provide product design and development collaboration as a value-added service for our customers. Our customers are brand owners of personal care electrical appliances who market and sell their personal care electrical appliances products to end consumers. Commencing our operation in 2013, we have accumulated over 10 years of experience in the industry.

Over years of operation, we have sourced and wholesaled a wide range of personal care electrical appliances, which can be broadly classified into five major categories: (i) hair styling series, including hair dryer, hair straightener and curling iron; (ii) trimmer series, including facial shaver, nose trimmer and eyebrow trimmers; (iii) eyelash curler; (iv) nail care series; and (v) other personal care appliances, including reset brushes, facial brushes, electric cosmetic brush cleaners, and callus removers. In particular, we are specialized in sourcing and wholesaling hair dryers within our hair styling series which primarily include salon-type hair protection and styling functions or compact design for travel.

Our customers are brand owners of personal care electrical appliances including, Koizumi Corporation Inc, one of the top 10 sellers in terms of retail volume in the personal care electrical appliance market in Japan as stated in “Personal Care Appliances in Japan” by Euromonitor International in December 2023. We maintain long term business relationship with our customers.  Leveraging our substantial experience and expertise in the personal care electrical appliances industry, we believe we are well positioned to maintain our relationship with our current customers, and we have engaged with new customer to expand our market share in the U.S., UK, Europe, Australia and other Asian markets in the near future.

Since our inception, our business has continued to generate revenues and positive profits. Our revenue increased significantly from HKD33,017,199 for the six months ended September 30, 2023 to HKD43,248,906 (US$5,566,641) for the six months ended September 30, 2024, representing an increase of 31.0%. Our net income decreased from HKD6,418,069 for the six months ended September 30, 2023 to HKD4,652,035 (US$598,771) for the six months ended September 30, 2024, representing a decrease of 27.5%, mainly due to an increase in IPO relating professional expenses.

Key Factors that Affect Results of Operations

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Competition from other sellers in the market

The personal care electric appliances sourcing market is relatively fragmented and competitive. We primarily compete with other sourcing offices in the industry and indirectly compete with manufacturers based in South Asia. We compete based on our product quality, research and development capabilities, established customer relationships and our experienced management team. Our current and future competitors may have longer operating histories, larger and more established customer bases, better manufacturer relationships, better supply chain capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their experience and resources to compete with us in a variety of ways, including investing more heavily in sales and marketing, adopting more aggressive pricing strategies, and making acquisitions for the expansion of their products. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competition may have a material adverse impact on our business, financial condition, and results of operation.

Our ability to retain existing customers and attract new customers

Our success depends on our ability to maintain good relationships with our existing customers and increase sales to them over time, as a significant amount of current net revenue is generated from sales to a limited number of existing customers. If we are unable to satisfy our existing customer needs in terms of product quality or service level, our business transactions with our customers may decline, and our operating results and financial conditions would be adversely impacted in a material manner.

In addition, our future success depends in part on our ability to attract new customers and continue to expand our customer base. In order to attract new customers, we must increase our investment in sales and marketing function across markets and recruit the right talent to drive the expansion efforts. Such investment and recruitment activities may not necessarily yield an increase in revenue, and even if they do, the expenses we will incur may more than offset any increase in revenue, which would harm our business, financial condition, and growth prospects.

Our ability to manage costs of raw materials or transportation

Changes in the costs of raw materials or transportation indirectly affect our cost structure. Any increase in production costs may be passed on to us, but we might not be able to pass on all or any part of the subsequent increase in costs to our customers, which may have a material adverse effect on our financial performance. We do not have long-term contracts with third-party contract manufacturers and raw material vendors. We usually enter into fixed-price contracts with vendors and agree on raw materials pricing concurrently with our acceptance of each customer order, but in some cases a short time gap may be inevitable. Where market forces drive up raw material costs, we may from time to time fail to negotiate price terms that are advantageous to us and hence put pressure on our profit margin.

A downturn in general economic conditions

Majority of our revenue was derived from sales to Japan consumer market, with future expansion strategies into the U.S., Europe and Asia market. In recent years, the global economic indicators have shown mixed signs, and the future growth of the economies are subject to many factors beyond our control. A downturn in the economy could adversely impact consumer purchases of discretionary items such as personal care electric appliances. Factors that could affect consumers’ willingness to make such discretionary purchase include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. In the event of an economic downturn, we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flow.

Economic, political and social conditions in mainland China and Hong Kong, as well as its government policies, laws and regulations

Our key operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Raytech Holding’s ordinary shares. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by the political, economic, and social conditions in the PRC generally and by the continued economic growth in mainland China as a whole. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political, and legal developments in the PRC.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Results of Operations

For the Six Months ended September 30, 2024, compared to Six Months Ended September 30, 2023

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	(Unaudited) For the six months ended September 30,
	2023		2024
	HKD	% of revenue	HKD	US$	% of revenue
Revenue
Sales of products	26,011,185	78.8%	42,101,829	5,418,999	97.3%
Sales of tooling	7,006,014	21.2%	1,147,077	147,642	2.7%
	33,017,199	100.0%	43,248,906	5,566,641	100.0%

Operating Expenses
Merchandise costs	(24,305,564)	(73.6)%	(34,100,724)	(4,389,163)	(78.8)%
Selling, general and administrative expenses	(1,751,531)	(5.3)%	(5,229,459)	(673,093)	(12.1)%
Total operating expenses	(26,057,095)	(78.9)%	(39,330,183)	(5,062,256)	(90.9)%

Income from operations	6,960,104	21.1%	3,918,723	504,385	9.1%

Other income (expenses)
Interest income	615,405	1.9%	1,431,474	184,248	3.3%
Interest expenses	(1,657)	*	-	-	*
Loss from foreign currency exchange	(16,334)	*	(407,242)	(52,417)	(0.9)%
Total other income, net	597,414	1.8%	1,024,232	131,831	2.4%

Income before income taxes	7,557,518	22.9%	4,942,955	636,216	11.4%
Income tax expense	(1,139,449)	(3.5)%	(290,920)	(37,445)	(0.7)%
Net income	6,418,069	19.4%	4,652,035	598,771	10.8%

*	Less than 0.1%

Revenue

	(Unaudited) For the Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Sales of products
Hair styling series	20,112,210	19,096,339	2,457,923
Trimmer series	4,507,626	20,856,897	2,684,527
Eyelash curler	165,148	210,330	27,072
Nail care series	525,825	898,966	115,707
Other personal care appliances	700,376	1,039,297	133,770
	26,011,185	42,101,829	5,418,999

Sales of tooling	7,006,014	1,147,077	147,642

Total	33,017,199	43,248,906	5,566,641

For the six months ended September 30, 2023, and 2024, we generated our revenue primarily through sales of personal care products.

Our revenue increased by 31.0% to HKD43,248,906 (US$5,566,641) for the six months ended September 30, 2024 from HKD33,017,199 for the six months ended September 30, 2023. The increase was principally driven by an increase in sales in our trimmer series within our personal care products, which are mostly driven by engaging new customer.

For the six months ended September 30, 2023, and 2024, we generated significant sales to our two key customers. These customers are a Japanese corporation and a multi-national corporation, respectively, both with established global brands across a myriad of sectors, including but not limited to, beauty, audio and electric cooking and home appliances.

Merchandise costs

The following table shows segregated merchandise costs by major cost items for the six months ended September 30, 2023 and 2024, respectively:

	(Unaudited) For the six months ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Purchases	18,468,714	32,178,642	4,141,769
Tooling costs	4,907,700	705,890	90,856
Commissions	869,796	1,149,916	148,008
Freight, transport, and testing and inspection	59,354	66,276	8,530
Total	24,305,564	34,100,724	4,389,163

Our merchandise costs increased by 40.3% to HKD34,100,724 (US$4,389,163) for the six months ended September 30, 2024 from HKD24,305,564 for the six months ended September 30, 2023. The increase was in line with our increase in sales of products.

Selling, general and administrative expenses

For the six months ended September 30, 2023 and 2024, our selling, general and administrative expenses consisted of staff costs, rental expenses, transport and travelling, selling and marketing, depreciation, legal and professional fees and auditor’s remuneration. The following table sets forth a breakdown of our selling, general and administrative expenses for the six months ended September 30, 2023 and 2024:

	(Unaudited) For the six months ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Staff costs	135,684	1,659,978	213,659
Rental expenses	150,000	150,000	19,307
Transport and travelling	206,606	421,656	54,272
Selling and marketing	46,167	12,206	1,571
Depreciation	54,214	-	-
Legal and professional fees	5,305	1,187,649	152,864
Auditor’s remuneration	1,084,767	1,724,497	221,963
Others	68,788	73,473	9,457
Total	1,751,531	5,229,459	673,093

Staff costs

Our staff costs increased by 1123.4% to HKD1,659,978 (US$213,659) for the six months ended September 30, 2024 from HKD135,684 for the six months ended September 30, 2024 mainly due to an increase in salaries and addition of compensation fee for audit committee.

Rental expenses

Our rental expenses mainly represented rental expenses for Hong Kong office. Our rental and office expenses were HKD150,000 and HKD150,000 (US$19,307) for the six months ended September 30, 2023 and 2024, respectively.

Transport and travelling

For the six months ended September 30, 2023, and 2024, our transport and travelling consisted of motor vehicle running cost, travel and communication expenses and other travel related expenses. Our transport and travelling expenses increased by 104.1%, primarily due to an increase in business travel for professional parties relating the IPO.

Selling and marketing

For the six months ended September 30, 2023 and 2024, our selling and marketing expenses decreased by 73.6% from HKD46,167 for the six months ended September 30, 2023 to HKD12,206 (US$1,571) for the six months ended September 30, 2024. The decrease was principally driven by lower marketing expenses.

Depreciation

Our depreciation mainly represented depreciation for our property and equipment. Our depreciation for our property and equipment decreased from HKD54,214 for the six months ended September 30, 2023 to nil for the six months ended September 30, 2024 due to our property and equipment has fully depreciated.

Legal and professional fees

Our legal and professional fee increased by 22287.4% to HKD1,187,649 (US$152,864) for the six months ended September 30, 2024 from HKD5,305 for the six months ended September 30, 2023, primarily due to an increase in IPO relating expenses, such as service fees for legal counsel and investor relations service provider.

Others

Our other general and administrative expenses mainly consisted of bank charges, cleaning charges, courier and postage, insurance, printing and stationery and other miscellaneous expenses. Our other general and administrative expenses increased to HKD73,473 (US$9,457) for the six months ended September 30, 2024 from HKD68,788 for the six months ended September 30, 2023 due primarily to an increase in bank charges.

Income from operations and margin

Our overall income from operations decreased by 43.7% to HKD3,918,723 (US$504,385) for the six months ended September 30, 2024 from HKD6,960,104 for the six months ended September 30, 2023, primarily due to the increase in IPO relating expenses. Our overall gross profit margin decreased by 5.2% to 21.2% for the six months ended September 30, 2024 from 26.4% for the six months ended September 30, 2023, primarily due to the lower margin profiles to new customer and less sales of tooling.

Provision for income tax expense

Our income tax expenses amounted to HKD290,920 (US$37,445) for the six months ended September 30, 2024 and amounted to HKD1,139,449 for the six months ended September 30, 2023. We are subject only to the Hong Kong corporate tax regime. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime in Hong Kong took effect, under which the tax rate is 8.25% for assessable profits on the first HKD2,000,000 profit generated by the Company in a financial year and 16.5% for any assessable portion of our profits exceeding HKD2,000,000 in a financial year.

Net income

Our net income decreased by 27.5% to HKD4,652,035 (US$598,771) for the six months ended September 30, 2024 as compared to HKD6,418,069 for the six months ended September 30, 2023. The decrease in net income was predominantly due to an increase in selling, general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of March 31,	(Unaudited) As of September 30,
	2024	2024	2024
	HKD	HKD	US$
CURRENT ASSETS
Cash and cash equivalents	35,885,666	81,047,102	10,431,712
Accounts receivable, net	14,557,523	13,476,241	1,734,550
Merchandise inventories, net	1,855,686	1,135,068	146,096
Amount due from a director	145,166	-	-
Taxes receivables	395,005	104,085	13,397
Prepayments	5,000	5,000	644
TOTAL CURRENT ASSETS	52,844,046	95,767,496	12,326,399

CURRENT LIABILITIES
Accounts payable	732,340	1,098,929	141,445
Accounts payable - related party	24,278,340	20,418,181	2,628,059
Accruals	1,018,618	920,901	118,531
Contract liabilities	1,008,415	-	-
TOTAL CURRENT LIABILITIES	27,037,713	22,438,011	2,888,035

NET CURRENT ASSETS	25,806,333	73,329,485	9,438,364

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 30 to 120 days, depending on their reputation, transaction history and the products purchased. Our accounts receivable decreased by 7.4% to HKD13,476,241 (US$1,734,550) as of September 30, 2024 from HKD14,557,523 as of March 31, 2024, which was primarily driven by less number of orders near September.

During the period from April 1, 2024 to September 30, 2024, we have not recorded any provision for doubtful accounts as our customers have always settled full payments within the credit periods or short extended credit periods.

Our management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for doubtful accounts. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Our management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after all means of collection have been exhausted and that the likelihood of collection is not probable.

Merchandise inventories, net

Our inventories represented products that we sourced and sell to our customers. Our inventories increased to HKD1,135,068 (US$146,096) as of September 30, 2024 from HKD1,855,686 as of March 31, 2024. We record goods in transit based on freight on board destination.

Taxes receivables

Our taxes receivables were HKD104,085 (US$13,397) as of September 30, 2024, compared to our taxes receivables of HKD395,005 as of March 31, 2024.

Amount due from a director

The amounts are due from a shareholder, Mr. Ching Tim Hoi. The amounts due from a shareholder decreased to nil as of September 30, 2024 from HKD145,166 as of March 31, 2024 due to shareholder has fully repaid the amount.

The receivable represented payments made on behalf of the director and shareholder by Pure Beauty. The loan agreement provides that borrowings are interest free and are payable on demand.

Prepayments

Our prepayments remained HKD5,000 (US$644) as of September 30, 2024 from HKD5,000 as of March 31, 2024.

Accounts payable and account payable – related party

Our total accounts payable are mainly related to the purchase of apparel products from our collaborating manufacturers and a related party. Our collaborating manufacturers usually granted us a credit period of 120 days.

Our total accounts payable decreased by 14.0% to HKD21,517,110 (US$2,769,504) as of September 30, 2024 from HKD25,010,680 as of March 31, 2024 due to fasten payment to related party during the six months ended September 30, 2024 for cost of tooling.

Accruals

Our accruals decreased to HKD920,901 (US$118,531) as of September 30, 2024 from HKD1,018,618 as of March 31, 2024, principally due to a decrease in provision for commissions.

Contract liabilities

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other services. As of March 31, 2024 and September 30, 2024, the contract liabilities of the Company were HKD1,008,415 and nil.

Cash Flows

Our use of cash is primarily related to operating activities and payment of dividends. We have historically financed our operations primarily through the cash flow generated from our operations.

The following table sets forth a summary of our cash flows information for the years indicated:

	(Unaudited) Six months ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Cash at the beginning of the period	21,362,580	35,885,666	4,618,906
Net cash generated from operating activities	16,412,961	2,621,059	337,361
Net cash generated from investing activities	210,702	145,166	18,684
Net cash (used in) generated from financing activities	(257,702)	42,772,241	5,505,289
Effect of foreign exchange on cash	35,039	(377,030)	(48,528)
Cash at the end of the period	37,763,580	81,047,102	10,431,712

Cash generated from operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of manufactured goods, staff costs and other operating expenses.

For the six months ended September 30, 2023, net cash generated from operating activities of HKD16,412,961 was primarily resulted from our net income of HKD6,418,069, as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HKD2,928, amortization of right-of-use asset of HKD51,286 and loss from unrealized foreign currency translation of HKD17,918. Changes in operating assets and liabilities mainly included: (i) a decrease in prepayments of HKD54,000; (ii) an increase in accounts payable to a related party of HKD12,178,316; and (iii) an increase in taxes payables of HKD1,139,449; and partially offset by (i) an increase in accounts receivable of HKD654,485; (ii) an increase in merchandise inventories of HKD681,683; (iii) a decrease in accounts payable of HKD150,807; (iv) a decrease in accruals of HKD203,832; (v) a decrease in contract liabilities of HKD1,705,854; and (vi) a decrease in operating lease obligation of HKD52,344.

For the six months ended September 30, 2024, net cash generated from operating activities of HKD2,621,059 (US$337,361) was primarily resulted from our net income of HKD4,652,035 (US$598,771), as adjusted for non-cash items and change in operating activities. Adjustments for loss from unrealized foreign currency translation accounted for HKD406,530 (US$52,325). Changes in operating assets and liabilities mainly included: (i) a decrease in accounts receivable of HKD978,597 (US$125,957); (ii) a decrease in merchandise inventories of HKD720,618 (US$92,752); (iii) an increase in accounts payable of HKD372,876 (US$47,994) and (iv) a decrease in taxes receivables of HKD290,920 (US$37,445); and partially offset by (i) a decrease in accounts payable to a related party of HKD3,694,385 (US$475,511), (ii) a decrease in contract liabilities of HKD1,008,415 (US$129,795) and(ii) decrease in accruals of HKD97,717 (US$12,577).

Cash generated from investing activities

For the six months ended September 30, 2023, net cash generated from investing activities was HKD210,702, which is driven by a repayment of shareholder.

For the six months ended September 30, 2024, net cash generated from investing activities was HKD145,166 (US$18,684), which is driven by a repayment of shareholder.

Net cash (used in) generated from financing activities

For the six months ended September 30, 2023, net cash used in financing activities was HKD257,702, which was primarily related to the deferred IPO costs.

For the six months ended September 30, 2024, net cash generated from financing activities was HKD42,772,241 (US$5,505,289), which was primarily related to the proceed from Initial Public Offering of shares.

Capital Expenditures

We did not incur any capital expenditures for the six months ended September 30, 2023 and 2024.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

Our assets that potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions. As of September 30, 2024, cash balance of HKD81,047,102 (approximately US$10,431,712) was maintained at financial institutions in Hong Kong across 3 major reputable banks.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our accounts receivable are short term in nature and the associated risk is minimal. We conduct credit evaluations on our customers and generally do not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

We are also exposed to risk from accounts receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customers concentration risk

As of March 31, 2024, two customers, who are distributors representing and selling brands of well-known manufactures from Japan, the U.S., UK, Europe and Australia accounted for 72.1 % and 27.9% of the Company’s total accounts receivable.

As of September 30, 2024, two customers, who are distributors representing and selling brands of well-known manufactures from Japan, the U.S., UK, Europe and Australia accounted for 70.6% and 29.4% of the Company’s total accounts receivable respectively.

For the six months ended September 30, 2023, one major customer, who is a distributor representing and selling brands of well-known manufactures from Japan and abroad, accounted for 81.1% of the Company’s total revenues, while another customer, who is a global distributor of various consumer products, accounted for 17.1% of the Company’s total revenues.

For the six months ended September 30, 2024, two major customers, who are distributors representing and selling brands of well-known manufactures from Japan, the U.S., UK, Europe and Australia accounted for 57.8% and 33.7% of the Company’s total revenues respectively.

Manufacturers concentration risk

As of March 31, 2024, one manufacturer accounted for 97.1% of the total balance of accounts payable. The manufacturer is a related party. As of September 30, 2024, one manufacturer accounted for 94.9% of the total balance of accounts payable. The manufacturer is a related party.

For the six months ended September 30, 2023, one manufacturer accounted for 92.7% of our total purchases. The manufacturer is a related party. For the six months ended September 30, 2024, one manufacturer accounted for 91.5% of our total purchases. The manufacturer is a related party.

Interest rate risk

Our exposure on cash flow interest rate risk mainly arises from our deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash deposits and bank borrowings, at the end of the reporting period, we are not exposed to significant interest rate risk, as the interest rates are not expected to change significantly.

Foreign currency risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HKD is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.